UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          GENERAL CIGAR HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36933P 10 0
                        --------------------------------
                                 (CUSIP Number)

                              Edgar M. Cullman, Jr.
                      President and Chief Executive Officer
                              of Culbro Corporation
                              387 Park Avenue South
                          New York, New York 10016-8899
                         Telephone Number (212) 448-3800

                                 with a copy to:

                            R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                         Telephone Number (212) 906-1200
              ----------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 5, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 pages


                                  SCHEDULE 13D

--------------------------------------------------
CUSIP No. 36933P 10 0
--------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Culbro Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             |_|

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
      NUMBER OF     7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY         20,087,182 (See Items 4 and 5)
      OWNED BY     -------------------------------------------------------------
        EACH        8    SHARED VOTING POWER
      REPORTING
       PERSON            None
        WITH       -------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         20,087,182 (See Items 4 and 5)
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,087,182 (See Items 4 and 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    74.4% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 9 pages


Item 1. Security and Issuer

            This statement relates to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of General Cigar Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 387 Park Avenue South, New York, New York 10016-8899.

Item 2. Identity and Background

            (a) - (c), (f) This statement is being filed by Culbro Corporation, a New York corporation (the "Reporting Person"). The Reporting Person is a holding company, substantially all of the assets of which are the stock of the Company and Culbro Land Resources, Inc. ("CLR"). The Reporting Person's principal business address is 387 Park Avenue South, New York, New York 10016-8899.

            The name, business address, present principal occupation or employment and citizenship (and the name, principal business and address of the corporation or other organization in which such employment is conducted) of (a) each executive officer and director of the Reporting Person, (b) any person controlling the Reporting Person or (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (such persons described in clauses (a) through (c) above are collectively referred to as the "Related Persons") are set forth in Schedule I to this statement and incorporated herein by reference.

            (d) and (e). During the last five years, the Reporting Person has not and, to the best knowledge of the Reporting Person, none of the Related Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

            On December 20, 1996, the Reporting Person acquired 1,000 shares of common stock, par value $0.01 per share, of the Company for an aggregate purchase price of $10. Such funds were provided from the working capital of the Reporting Person. On February 3, 1997 the Company adopted an Amended and Restated Certificate of Incorporation which created two classes of common stock, the Class A Common Stock, and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), and which reclassified the 1,000 shares of common stock outstanding as Class B Common Stock. On February 26, 1997 the Company issued a stock dividend of 20,086.182 shares of Class B Common Stock for each share of Class B Common Stock outstanding. At March 5, 1997, the Reporting Person held 20,087,182 shares of Class B Common Stock. Each share of the Class B Common Stock is convertible at any time at the option of the holders thereof into one share of Class A Common Stock for no additional consideration.

                                                               Page 4 of 9 pages


Item 4. Purpose of Transaction

      The Reporting Person acquired 20,087,182 shares of Class B Common Stock as part of the initial capitalization of the Company. Following its initial capitalization, the Company was a wholly-owned subsidiary of the Reporting Person. On March 5, 1997 the Company consummated an initial public offering (the "Offering") of 6,900,000 shares of Class A Common Stock.

      Prior to the Offering, the Reporting Person completed certain asset transfers (the "Asset Transfers"), pursuant to which (i) all of the Reporting Person's assets and liabilities relating to its cigar business (including all of the outstanding capital stock of General Cigar Co., Inc., the entity through which its cigar operations are conducted, approximately 1,100 acres of land used in the tobacco growing operations and several cigar bars operated under the name "Club Macanudo") and certain other assets and liabilities (including the Reporting Person's corporate headquarters) were transferred to the Company, and
(ii) substantially all of the Reporting Person's non-tobacco related assets and liabilities (including all of its assets and liabilities relating to its nursery business and real estate business, together with the Reporting Person's 25% interest in Centaur Communications Limited and its interests in The Eli Witt Company and related liabilities) were transferred to CLR. As a result of the Asset Transfers, the Reporting Person became a holding company with substantially no assets other than its ownership interests in the Company and CLR.

      The Reporting Person has entered into a Distribution Agreement (the "Distribution Agreement") with the Company and CLR, pursuant to which it intends to effect a distribution (the "Distribution") to the shareholders of the Reporting Person of all issued and outstanding shares of common stock of CLR. The Distribution Agreement is included as Exhibit A to this statement, and is incorporated herein by reference. Upon consummation of the Distribution, the Reporting Person will be a holding company, substantially all of the assets of which will be the shares of Class B Common Stock of the Company.

      Approximately 180 days following the consummation of the Offering (but no sooner than 180 days after the Offering without the consent of Donaldson, Lufkin & Jenrette Securities Corporation) and subject to (i) the completion of the Distribution and (ii) approval thereof by the shareholders of the Reporting Person, the Reporting Person will be merged (the "Merger") with and into the Company pursuant to an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement is included as Exhibit B to this statement, and is incorporated herein by reference. The Merger Agreement has been approved and adopted by the Company and by the Board of Directors of the Reporting Person. The shareholders of the Reporting Person will not vote with respect to the adoption of the Merger until May 1997; however, approximately 50% of the Reporting Person's common stock is owned by a group of individuals and trusts (the "Cullman & Ernst Group"), who have indicated that they will vote their shares of the Reporting Person's common stock in favor of the Merger. A report on Schedule 13D has been filed by the members of the Cullman & Ernst Group with respect to their beneficial ownership of the common stock of the Reporting Person. The Merger was approved by the Board of Directors of the Company and by Culbro as sole stockholder of the Company prior to the Offering and, consequently, the holders of the Class A Common Stock will not vote in connection with the Merger. The Company will be the surviving corporation in the Merger and each of the 4,518,472 outstanding shares of Culbro common stock will be converted into the right to receive approximately 4.44557 shares of Class B Common Stock, subject to adjustment for any Culbro stock options exercised prior to the Merger, and each share of Class B Common Stock owned by Culbro will be canceled. As a result, the holders of Culbro common stock immediately preceding the Merger will own 20,087,182 shares of Class B Common Stock.

                                                               Page 5 of 9 pages


      Upon consummation of the Merger, each of the 2,162,818 options to purchase shares of common stock of the Reporting Person (a "Culbro Option") will be converted into an option to purchase Class A Common Stock (a "Company Option"). The number of shares with respect to which the Company Option is exercisable and the exercise price for the Company Option will be subject to adjustment based on the ratio of the number of shares of Class B Common Stock issuable in the Merger with respect to each share of Culbro common stock. The Culbro Options will not be exercisable for Class A Common Stock until the Merger has been consummated.

      Except as disclosed in this statement, the Reporting Person currently has no plans or intentions that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person holds 20,087,182 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. Assuming conversion of all such shares of Class B Common Stock, a total of 26,987,182 shares of Class A Common Stock would be outstanding, including 20,087,182 shares, or 74.4%, held by the Reporting Person and 6,900,000 shares issued pursuant to the Offering. Each share of Class A Common Stock entitles the holder thereof to one vote, and each share of Class B Common Stock entitles the holder thereof to ten votes, on all matters submitted to a vote of the stockholders of the Company. At present, therefore, the Reporting Person holds Common Stock entitling it to 96.7% of the total voting power of the Company's capital stock.

      (b) The Reporting Person has sole voting power and sole dispositive power with respect to all 20,087,182 shares of Class B Common Stock held by it, and with respect to any shares of Class A Common Stock acquired by it prior to the Merger as a result of the conversion of shares of Class B Common Stock prior to the Merger.

      (c) On December 20, 1996, 1,000 shares of common stock, par value $0.01 per share (the "Original Shares"), were issued by the Company to the Reporting Person in New York, New York for an aggregate purchase price of $10, or $0.01 per share. On February 3, 1997, pursuant to Amended and Restated Certificate of Incorporation of the Company, each original Share was exchanged for one share of Class B Common Stock. On February 26, 1997, the Company issued a stock dividend of 20,086.182 shares of Class B Common Stock for each of the 1,000 shares of Class B Common Stock then outstanding. As a result, as of March 5, 1997, the Reporting Person held 20,087,182 shares of Class B Common Stock.

      (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock held by the Reporting Person or any shares of Class A Common Stock that may be issued upon conversion thereof.

      (e) Not applicable.

                                                               Page 6 of 9 pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described herein and as provided in the Merger Agreement and the Distribution Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

      Copies of the Distribution Agreement and the Merger Agreement are included as Exhibits A and B, respectively, and are incorporated herein by this reference. The descriptions of such documents set forth herein do not purport to be complete and are qualified in their entirety by reference to such documents.

Item 7. Material to be Filed as Exhibits

Exhibit A   --    Distribution Agreement among Culbro Corporation, Culbro Land
                  Resources, Inc. and General Cigar Holdings, Inc. (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Form S-1
                  Registration Statement of General Cigar Holdings, Inc.
                  (Registration No. 333-18791) filed with the Securities and Exchange Commission on February 4, 1997).

Exhibit B   --    Merger Agreement among Culbro Corporation and General Cigar
                  Holdings, Inc. (incorporated by reference to Exhibit 2.2 of
                  Amendment No. 1 to the Form S-1 Registration Statement of
                  General Cigar Holdings, Inc. (Registration No. 333- 18791) filed with the Securities and Exchange Commission on February
                  4, 1997).

                                                               Page 7 of 9 pages


                                  Schedule I

      Each of the officers and directors of the Reporting Person set forth below is a United States citizen.

                           Residence or Business          Principal Occupation
        Name                      Address                 and Business Address
        ----                      -------                 --------------------
Edgar M. Cullman          387 Park Avenue South          Chairman of the Board
(Director and Officer)    New York, NY 10016-8899        Culbro Corporation (1)

Edgar M. Cullman, Jr.     387 Park Avenue South          President and Chief
(Director and Officer)    New York, NY 10016-8899        Executive Officer
                                                         Culbro Corporation (1)

A. Ross Wollen            387 Park Avenue South          Senior Vice President, General
(Officer)                 New York, NY 10016-8899        Counsel and Secretary
                                                         Culbro Corporation (1)

Jay M. Green              387 Park Avenue South          Executive Vice President, Chief
(Officer)                 New York, NY 10016-8899        Financial Officer and Treasurer
                                                         Culbro Corporation (1)

Joseph C. Aird            387 Park Avenue South          Senior Vice President - Controller
(Officer)                 New York, NY 10016-8899        Culbro Corporation (1)

Bruce A. Barnet           275 Washington Street          President and Chief Executive
(Director)                Newton, MA 02158-1630          Officer
                                                         Cahners Publishing Company (2)

John L. Bernbach          800 Third Avenue               Chairman and Chief Executive
(Director)                New York, NY 10022             Officer
                                                         The Bernbach Group, Inc. (3)

John L. Ernst             641 Lexington Avenue           Chairman of the Board and
(Director)                New York, NY 10022             President
                                                         Bloomingdale Properties, Inc. (4)

Thomas C. Israel          707 Westchester Avenue         Chairman
(Director)                White Plains, NY 10604         A.C. Israel Enterprises, Inc. (5)

Dan W. Lufkin             711 Fifth Avenue               Private Investor (6)
(Director)                New York, NY 10022

Graham V. Sherren         St. Giles House                Chairman and Chief Executive
(Director)                50 Poland Street               Officer
                          London W1V 4AX England         Centaur Communications Limited
                                                         (7)

Peter J. Solomon          767 5th Avenue (26th Floor)    Chairman
(Director)                New York, NY 10153             Peter J. Solomon Company
                                                         Limited (8)

Francis T. Vincent, Jr.   300 First Stamford Place       Private Investor (9)
(Director)                Stamford, CT 06902

                                                               Page 8 of 9 pages


(1) The principal business address of Culbro Corporation is 387 Park Avenue South, New York, NY 10016-8899. Its principal business is to act as a holding company with respect to General Cigar Holdings, Inc. and Culbro Land Resources, Inc.

(2) The principal business address of Cahners Publishing Company is 275 Washington Street, Newton, MA 02158-1630. Its principal business is publishing.

(3) The principal business address of The Bernbach Group, Inc. is 800 Third Avenue, New York, NY 10022. Its principal business is consulting.

(4) The principal business address of Bloomingdale Properties, Inc. is 641 Lexington Avenue, New York, NY 10022. Its principal business is investments and real estate.

(5) The principal business address of A.C. Israel Enterprises, Inc. is 707 Westchester Avenue, White Plains, NY 10604. Its principal business is investing.

(6) The principal business address of Dan W. Lufkin's business is 711 Fifth Avenue, New York, NY 10022. Its principal business is investing.

(7) The principal business address of Centaur Communications Limited is St. Giles House, 50 Poland Street, London W1V 4AX England. Its principal business is publishing magazines and trade periodicals in the United Kingdom.

(8) The principal business address of Peter J. Solomon Company Limited is 767 5th Avenue (26th Floor), New York, NY 10153. Its principal business is investment banking.

(9) The principal business address of Francis T. Vincent, Jr.'s business is 300 First Stamford Place, Stamford, CT 06902. Its principal business is investing.

                                                               Page 9 of 9 pages


                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /s/ A. Ross Wollen
                                    --------------------------------------------
                                    Name:  A. Ross Wollen
                                    Title: Senior Vice President, General
                                           Counsel and Secretary

                                    Dated: March 12, 1997

                                  Exhibit Index

Exhibit A   --    Distribution Agreement among Culbro Corporation, Culbro Land
                  Resources, Inc. and General Cigar Holdings, Inc. (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Form S-1
                  Registration Statement of General Cigar Holdings, Inc.
                  (Registration No. 333-18791) filed with the Securities and Exchange Commission on February 4, 1997).

Exhibit B   --    Merger Agreement among Culbro Corporation and General Cigar
                  Holdings, Inc. (incorporated by reference to Exhibit 2.2 of
                  Amendment No. 1 to the Form S-1 Registration Statement of
                  General Cigar Holdings, Inc. (Registration No. 333- 18791) filed with the Securities and Exchange Commission on February
                  4, 1997).